Exhibit 7

U.S. Bank National Association

Statement of Financial Condition

As of 9/30/2010

($000’s)

9/30/2010
Assets
Cash and Balances Due From Depository Institutions	$4,468,855
Securities	47,348,124
Federal Funds	4,391,378
Loans & Lease Financing Receivables	189,026,648
Fixed Assets	5,734,308
Intangible Assets	12,792,037
Other Assets	22,001,025

Total Assets	$285,762,375

Liabilities
Deposits	$196,374,224
Fed Funds	10,707,062
Treasury Demand Notes	0
Trading Liabilities	476,735
Other Borrowed Money	33,801,510
Acceptances	0
Subordinated Notes and Debentures	7,760,721
Other Liabilities	7,649,489
Total Liabilities	$256,769,741

Equity
Minority Interest in Subsidiaries	$1,725,386
Common and Preferred Stock	18,200
Surplus	12,636,872
Undivided Profits	14,612,176

Total Equity Capital	$28,992,634

Total Liabilities and Equity Capital	$285,762,375